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September 12, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett
                   Assistant Director

Re:	The Corporate Executive Board Company Form 10-K
Filed February 29, 2008
File No. 000-24799 Definitive Proxy Statement filed on April 29, 2008 (the “Proxy Statement”)
Dear Ms. Garnett:
This letter responds to the Staff’s comment letter dated August 19, 2008 (the “Comment Letter”) with respect to the filings of The Corporate Executive Board Company (“CEB”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
Definitive Proxy Statement filed on April 29, 2008
Compensation Discussion and Analysis
Base Salary, page 15
1.	Please expand your discussion of base salary increases to explain specifically how each of the factors considered by the CEO and the Committee was used to determine individual base salaries. Discuss how the CEO and the Committee measure individual performance, market salary data, and internal equity considerations. Clarify how each of these factors resulted in the specific percentage increase in base salary for each NEO. Provide this disclosure in future filings and tell us how you plan to comply.
Response:
The CEO and the Committee review and consider all of the above factors, i.e., market salary data, internal equity, and individual performance when determining and approving individual NEO base salary increases. They do not weight any one factor over another; rather, all factors are considered in total, with the underlying goal being to ensure that total compensation packages (including base salaries of the NEOs) remain competitive, as disclosed in our Compensation Philosophy on page 12. To the extent any particular factor is material in understanding these decisions with respect to any NEO, we will disclose this information. In 2007, NEOs received base salary increases ranging between 5% and 9% and no particular factor was material to these base salary increases. Assuming future years have similar fact patterns to 2007, we will provide additional disclosure, as underlined below, in future filings.

Securities and Exchange Commission
September 12, 2008

       Base Salary
When determining base salary increases or decreases, the Committee or the independent members of the Board (in the case of the CEO) consider these recommendations and its own evaluation of overall Company performance, the individual’s scope of responsibility, relevant career experience, and past and future contributions to our success. No one factor is weighted more heavily than another; rather, the goal of the CEO and Committee is to ensure that total compensation packages (including base salaries of the NEOs) remain competitive.
Cash Bonus, page 15
2.	Refer to the second full paragraph on page 16. Please tell us the specific financial, operational, and human capital objectives established for each of the NEOs for 2007. Tell us how the Committee measured performance under these objectives and the additional factors that impacted total incentives, and explain how performance was tied to amounts actually awarded. Also, please clarify how annual bonuses are apportioned between company-level performance goals and individual performance goals. With respect to the table of bonus awards on page 16, please tell us the percentage of base salary that was actually awarded as bonus to each NEO in 2007. Please confirm that you will provide similar disclosure in future filings.
Response:
Our annual bonus plan for our NEOs uses a performance metric to determine the amount of funding for the plan in a particular year. In 2007, this performance metric was contract value growth and we disclosed the specific target and the shortfall in performance that resulted in funding equal to only 19% of base salaries in the aggregate. With the total available pool determined by this key performance metric (contract value growth), we then determined the actual amount of the incentive payment for each NEO based upon pre-determined financial, operational and human capital objectives for CEB overall and/or for the NEO’s area of responsibility. There are in excess of 10 objectives for each NEO (with some NEOs having as many as 20 specific objectives). No individual objective accounts for more than 20% of his/her overall bonus. In 2007, no NEO earned an annual bonus in excess of 10% of his or her total compensation.
As described in the supporting analysis below, we believe that disclosure of specific objectives for each NEO under the annual bonus plan is not required for two reasons. First, we believe this information is not material to investors given (i) all of the information that already is contained in the Proxy Statement regarding the operation of the annual bonus plan, particularly taking into account the information, as described below, that we intend to add to this section of the Compensation Discussion and Analysis (“CD&A”) and (ii) the relative insignificance of each specific individual objective to the bonus compensation decision for each NEO. Second, we believe that disclosure of these specific objectives would result in competitive harm to CEB and its stockholders, providing our competitors access to our sensitive confidential information regarding (i) strategic plans, including business priorities, and (ii) key employees and potential business leaders.

Securities and Exchange Commission
September 12, 2008

Supporting Analysis
A. Materiality of Disclosure Regarding Specific Objectives
Item 402(b) and Instruction 1 state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, disclosure regarding specific objectives need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our NEOs.
With respect to the annual bonus plan, disclosure regarding the specific financial performance metric for funding the plan is material and necessary because, if fully funded or substantially fully funded, the annual bonus plan is an important component of the compensation program for our NEOs. Information regarding this performance metric was, accordingly, disclosed on page 16. However, we do not believe that information regarding each specific, individual objective for each of our NEOs in 2007 under the annual bonus plan is material or necessary because it would not give investors any significant insight into our compensation policies and decisions.
As disclosed in the Proxy Statement, the aggregate pool available for bonuses in 2007 was tied to contract value growth. Because of the shortfall in performance against this critical objective, the bonus pool was funded at a level equal to only 19% of base salaries in the aggregate, as compared to target funding of 75%. The Proxy Statement includes the following:
“While possible to earn a modest incentive bonus payout under the plan for achieving individual objectives, it is impossible to earn a substantial incentive bonus payout if overall Company financial targets are not achieved. This was the case in 2007.”
In contrast, information regarding the numerous, specific individual objectives used by the Committee to evaluate individual performance would not significantly aid an investor’s understanding and, therefore, is not “necessary to an understanding of [CEB’s] compensation policies and decisions regarding” its NEOs. Each NEO has more than 10 specific objectives (with some NEOs having as many as 20 specific objectives), with no one specific individual objective contributing more than 20% of the overall individual bonus. For example, our CEO had 4 financial objectives comprising 40% of his overall bonus, 5 operational objectives comprising 30% of his overall bonus and 7 human capital objectives comprising 30% of his overall bonus; our CFO had 6 financial objectives comprising 60% of his overall bonus, 9 operational objectives comprising 25% of his overall bonus and 2 human capital objectives comprising 15% of his overall bonus; our Chief Human Resources Officer had 2 financial objectives comprising 25% of her overall bonus, 8 operational objectives comprising 35% of her overall bonus and 10 human resources objectives comprising 40% of her overall bonus; and our General Manager had 3 financial objectives comprising 50% of his overall bonus, 10 operational objectives comprising 25% of his overall bonus and 7 human resources objectives comprising 25% of his overall bonus. Moreover, the Committee often bundles several of these very specific, individual objectives together in determining the level of overall satisfaction in the given area (financial, operational, or human capital). As a result, we believe it is not relevant or material to discuss this laundry list of objectives. What is relevant is the Committee’s assessment of the level of difficulty in achieving these objectives and, if material, an explanation of why a particular NEO’s bonus payment varied from the average funding level.

Securities and Exchange Commission
September 12, 2008

The standard for assessing materiality in the context of the securities laws is well understood. As stated by the Supreme Court in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, it is highly unlikely that a “reasonable” shareholder would find disclosure of information regarding specific objectives to be “important” in making any such decision. This is particularly true in 2007 when no NEO received an annual bonus in excess of 10% of total compensation and no specific individual objective accounts for more than 20% of the total individual bonus. Therefore, we believe that disclosure of these specific objectives is not required.
B. Competitive Harm
Even if we assume, for purposes of discussion, that information regarding specific objectives is material, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to CEB. The following section explains why we believe this standard is met with respect to specific objectives in the annual bonus plan.
Many individual objectives are either goal-oriented or extremely detailed and include confidential information of CEB. In the financial area, objectives include targeting certain business lines for improvement and certain geographic regions for success; in the operational area, objectives include specific strategic plans for specific practice areas, specific product innovation plans and specific IT infrastructure projects; and in the human capital area, objectives include identifying key leaders – by name — for training and development and identifying new offices and related talent. We believe that if we were required to disclose these specific objectives with any additional detail, such disclosure would give our competitors access to our sensitive confidential information regarding (i) strategic plans, including business priorities, and (ii) key employees and potential business leaders. Accordingly, we do not believe that disclosure of specific objectives is required because it would result in competitive harm to CEB and its stockholders.
Prospective Disclosure
In response to the Staff’s comment, we will revise the Proxy Statement in future filings, as described below, to include the following: (i) a breakdown of the percentage contribution from financial, operational and human capital objectives to the overall individual bonus of each NEO; (ii) a clear analysis of the difficulty in obtaining these objectives; (iii) a revised chart showing, for each of the last two years, the target bonus amount (in dollars) and the actual bonus payout (in dollars); and (iv) if material, a narrative description explaining why a NEO’s bonus payment varied from the average funding level (e.g., 19% of base salary in 2007). We believe that this information, coupled with specific disclosure regarding the plan’s key performance metric, will provide investors with all material information necessary for an understanding of our compensation policies and decisions.
(i), (iii), and (iv) — We intend to modify the table and disclosures for annual bonuses included in the Cash Bonus section on page 16 as follows:
For the CEO, the Committee makes the recommendation for the annual bonus award to the independent members of the Board for approval. For the NEOs and other executives, the CEO recommends annual bonus awards to the Committee for approval.

Securities and Exchange Commission
September 12, 2008

The following table summarizes the number of specific individual objectives and a breakdown of the percentage contribution to the overall individual bonus used by the Committee to evaluate individual performance for each NEO in 2007:

	Financial	Operational	Human Capital
	Objectives (# and	Objectives (# and	Objectives (# and
	percentage	percentage	percentage
Name	weighting)	weighting)	weighting)
Thomas L. Monahan III	4 and 40%	5 and 30%	7 and 30%
Michael A. Archer (1)	—	—	—
Timothy R. Yost	6 and 60%	9 and 25%	2 and 15%
Melody L. Jones	2 and 25%	8 and 35%	10 and 40%
Glenn P. Tobin	3 and 50%	10 and 25%	7 and 25%
In 2007, the bonus awards for the CEO and other NEOs were as follows:

	2007	2007	2006	2006
	Target Bonus	Actual Bonus	Target Bonus	Actual Bonus
Thomas L. Monahan III	655,525	150,000	605,000	275,000
Michael A. Archer (1)	667,200	—	606,967	60,000
Timothy R. Yost	201,365	75,000	187,500	80,000
Melody L. Jones (2)	214,682	100,000	—	—
Glenn P. Tobin (2)	235,719	45,000	—	—
(1)	Mr. Archer’s employment with the Company concluded in May 2007 and he was not paid an annual bonus for 2007.
(2)	Ms. Jones and Mr. Tobin became NEOs in March 2007.
As noted above, the 2007 bonus pool was funded at 19% of base salaries in the aggregate. Each NEO’s bonus represented the following percentage of base salary: Mr. Monahan (25%), Mr. Yost (19%), Ms. Jones (23%) and Mr. Tobin (10%). Mr. Monahan’s target bonus is 110% of base salary, while the other executives had a target bonus equal to 50% of base salary. Although Mr. Monahan’s bonus represented a higher percentage of base salary than the other NEOs, his actual bonus as a percentage of his target bonus was lower than both Mr. Yost and Ms. Jones. In making this determination for Mr. Monahan, the Committee balanced the need to provide Mr. Monahan with competitive cash compensation in order to retain him, with the Company’s 2007 performance that did not meet expectations. Ms. Jones received a 2007 bonus in excess of the 19% payout because of her responsibility for a new business initiative that generated revenue at double the forecasted amount.
(ii) – We intend provide the following disclosure after the fourth paragraph in the Cash Bonus section on page 16:
     “The Committee’s goal is to set the individual objectives in a manner so that if all of the executives perform at a high level of achievement against the objectives, goals for CEB’s overall performance, particularly contract value growth, will be achieved. Because the level of funding for the annual bonus pool is the key driver for the magnitude of potential bonus payouts, we have designed a bonus program that is intended to align the interests of the executives with the interests of stockholders and CEB’s overall financial performance. The Committee recognizes, however, that it is also important to assess individual goals and performance. The Committee expects the NEOs to meet their target level of performance for all of their individual objectives in the aggregate. The Committee believes that the target level of performance will be surpassed for certain objectives, while certain objectives may not be achieved. However, in setting all of the objectives, the Committee expects an overall level of performance at the target level and will reward executives for superior performance. For 2007, the average percentage earned by the NEOs under the annual bonus plan was 31.5% of the target payout opportunity. For 2006, the average payout level was 31.5% of the target payout opportunity.” (Note on methodology: we took the percentage of the actual payout compared to target for each NEO and then averaged the numbers. For 2007: Monahan (22.9%), Yost (37.2%), Jones (46.6%), and Tobin (19.1%), which averaged 31.5%. For 2006: Monahan (45.5%), Archer (9.9%), Yost (42.7%), and van Bever (27.9%), which, coincidentally, averaged 31.5%.)

Securities and Exchange Commission
September 12, 2008

Share-Based Compensation, page 16
3.	We note that you have disclosed the ratio of SARs to RSUs, but it is not clear how the Committee determines the number of RSUs to grant each year. Please tell us the amount of RSUs and SARs awarded to each NEO in 2007 and how the Committee determined the amount of RSUs to grant each NEO during 2007. Identify and quantify, if possible, the specific performance goals that the Committee considers and clarify how the Committee measures the NEO’s contribution to the achievement of these goals. Provide similar clarification regarding grants of equity-based awards. Please confirm that you will provide similar disclosure in future filings.
Response:
The amount of RSUs and SARs awarded to each NEO in 2007 is disclosed in the Grants of Plan-Based Awards table on page 21. The Committee does not establish specific performance goals that are tied to specific amounts of equity awards. Instead, the Committee reviews an assortment of factors in making its determination, including comparative market data, individual contributions and the importance of retaining the individual and the individual’s relative equity position. With respect to certain NEOs who show considerable potential and who have not yet received substantial equity awards, the Committee may determine to make a larger award to help ensure the retention of the individual and greater align that individual’s interests with stockholder interests.
The Company intends to add the following disclosure in future filings after paragraph 4 in the Share-Based Compensation section on page 17:
“The Committee reviews an assortment of factors in determining the amount of the equity awards to be granted to NEOs, including comparative market data, individual contributions and the importance of retaining a particular individual and an assessment of the individual’s relative equity position. With respect to NEOs who show considerable potential and who have not yet received substantial equity awards, the Committee may determine to make a larger award to help ensure the retention of the individual and greater align that individual’s interests with stockholder interests. The Committee does not have any formula or weighting with regard to these factors. The Committee reviews and considers all of these factors and, based on its experience and this review, approves specific levels of equity awards for each NEO.”
* * * * *

Securities and Exchange Commission
September 12, 2008

Acknowledgements and Closing Comments
As requested in the Comment Letter, we acknowledge that:
1.     We are responsible for the adequacy of disclosures in the Form 10-K and Proxy Statement;
2.    Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3.    We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We do not believe that any of the Staff’s comments in the Comment Letter raise a material issue with respect to disclosures contained in our Form 10-K and Proxy Statement. Additionally, we believe that each of the Staff’s comments can be appropriately addressed, in the manner indicated above, in our future filings with the SEC. Accordingly, we respectfully request that we be allowed to make the changes described above in future filings with the SEC, rather than by amending our Form 10-K.
If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (517) 303-4015 or via email at mejones@executiveboard.com. Should the Staff disagree with our conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Very truly yours,
/s/ Melody Jones
Chief Human Resources Officer

cc:	Thomas Monahan, Chairman and Chief Executive Officer Daniel Leemon, Chairman of the Compensation Committee Joyce Liu, Interim Chief Financial Officer